UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

CUBIST PHARMACEUTICALS, INC.

(Name of Filing Persons (Issuer))

2.50% Convertible Senior Notes due 2017

1.125% Convertible Senior Notes due 2018

1.875% Convertible Senior Notes due 2020

(Title of Class of Securities)

229678 AD9

229678 AF4

229678 AH0

(CUSIP Number of Class of Securities)

Sunil A. Patel

2000 Galloping Hill Road

K1-3045

Kenilworth, NJ 07033

(908) 740-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew F. Fowler

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Phone: (212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
1,036,804,680	120,477

*	Estimated solely for purposes of calculating the filing fee. The repurchase price of (a) the 2.50% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”), as described herein, is calculated as the sum of (i) $228,790,000, representing 100% of the principal amount of the 2017 Convertible Notes outstanding as of January 20, 2015, plus (ii) $1,827,180, representing accrued but unpaid interest on the 2017 Convertible Notes up to, but excluding, February 23, 2015; (b) the 1.125% Convertible Senior Notes due 2018 (the “2018 Convertible Notes”), as described herein, is calculated as the sum of (i) $350,000,000, representing 100% of the principal amount of the 2018 Convertible Notes outstanding as of January 20, 2015, plus (ii) $1,968,750, representing accrued but unpaid interest on the 2018 Convertible Notes up to, but excluding, March 1, 2015; (c) the 1.875% Convertible Senior Notes due 2020 (the “2020 Convertible Notes”), as described herein, is calculated as the sum of (i) $450,000,000, representing 100% of the principal amount of the 2020 Convertible Notes outstanding as of January 20, 2015, plus (ii) $4,218,750, representing accrued but unpaid interest on the 2020 Convertible Notes up to, but excluding, March 1, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, equals to 116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,477		Filing Party: Cubist Pharmaceuticals, Inc.
Form or Registration No.:	TO-I	Date Filed:	January 22, 2015
	TO-I/A		January 28, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (as amended and supplemented from time to time, the “Schedule TO”) by Cubist Pharmaceuticals, Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of (i) the Company’s 2.50% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”), (ii) the Company’s 1.125% Convertible Senior Notes due 2018 (the “2018 Convertible Notes”), and (iii) the Company’s 1.875% Convertible Senior Notes due 2020 (the “2020 Convertible Notes” and together with the 2017 Convertible Notes and 2018 Convertible Notes, the “Notes”), to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, February 23, 2015 (unless such Fundamental Change Repurchase Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment date, in which case the Company shall pay the full amount of accrued and unpaid interest payable on such Interest Payment Date to the Holder of record at the close of business on such Regular Record Date), pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 22, 2015 filed as Exhibit (a)(1) to the Schedule TO, as amended and supplemented by the Amendment and Supplement dated January 27, 2015 to Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 22, 2015 filed as Exhibit (a)(1)(i) to the Schedule TO (as so amended and supplemented, the “ Notice”).

This Schedule TO was, and this Amendment is, intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

In accordance with the terms of the Notice, the Fundamental Change Repurchase Right expired at the end of the day, immediately after 11:59 p.m., Eastern time, on February 19, 2015 (the “Fundamental Change Expiration Time”), and was not extended. The Company has been advised by the Paying Agent, Conversion Agent and Information Agent that none of the Notes were validly surrendered for repurchase prior to the Fundamental Change Expiration Time. A copy of the press release announcing the final results of the tender offer is filed as Exhibit (a)(5)(i) and incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

Exhibit No.	Description

(a)(5)(i)	Press release announcing the results of the tender offer for Cubist’s 2.50% Convertible Senior Notes Due 2017, 1.125% Convertible Senior Notes due 2018 and 1.875% Convertible Senior Notes due 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2015

Cubist Pharmaceuticals, Inc.

By:	/s/ Sunil Patel
Name:	Sunil A. Patel
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 22, 2015 to Holders of 2.50% Convertible Senior Notes Due 2017, 1.125% Convertible Senior Notes due 2018 and 1.875% Convertible Senior Notes due 2020

(a)(1)(i)*	Amendment and Supplement dated January 26, 2015 to Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated January 22, 2015 to Holders of 2.50% Convertible Senior Notes Due 2017, 1.125% Convertible Senior Notes due 2018 and 1.875% Convertible Senior Notes due 2020

(a)(5)*	Press release announcing tender offer for Cubist’s 2.50% Convertible Senior Notes Due 2017, 1.125% Convertible Senior Notes due 2018 and 1.875% Convertible Senior Notes due 2020

(a)(5)(i)**	Press release announcing the results of the tender offer for Cubist’s 2.50% Convertible Senior Notes Due 2017, 1.125% Convertible Senior Notes due 2018 and 1.875% Convertible Senior Notes due 2020

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture dated October 25, 2010 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.50% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on October 25, 2010)

(d)(2)	Indenture dated September 10, 2013 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on September 10, 2013)

(d)(3)	Indenture dated September 10, 2013 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 1.875% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on September 10, 2013)

(d)(4)*	Supplemental Indenture to the 2017 Indenture dated January 21, 2015 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee

(d)(5)*	Supplemental Indenture to the 2018 Indenture dated January 21, 2015 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee

(d)(6)*	Supplemental Indenture to the 2020 Indenture dated January 21, 2015 between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee

(d)(7)	Agreement and Plan of Merger dated as of December 8, 2014 among Merck & Co., Mavec Corporation and Cubist Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on December 8, 2014)

(d)(8)	Base convertible bond hedge transaction confirmation dated September 4, 2013, between Morgan Stanley & Co. International plc, or Morgan Stanley, and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(9)	Base convertible bond hedge transaction confirmation, dated September 4, 2013, between Barclays Bank PLC, or Barclays, and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(10)	Base convertible bond hedge transaction confirmation, dated September 4, 2013, between RBC and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(11)	Base issuer warrant transaction confirmation, dated September 4, 2013, between Morgan Stanley and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(12)	Base issuer warrant transaction confirmation, dated September 4, 2013, between Barclays and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(13)	Base issuer warrant transaction confirmation, dated September 4, 2013, between RBC and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(14)	Base convertible bond hedge transaction confirmation, dated September 4, 2013, between Morgan Stanley and Cubist, in reference to the 1.875% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(15)	Base convertible bond hedge transaction confirmation, dated September 4, 2013, between Barclays and Cubist, in reference to the 1.875% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(16)	Base convertible bond hedge transaction confirmation, dated September 4, 2013, between RBC and Cubist, in reference to the 1.875% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(17)	Base issuer warrant transaction confirmation, dated September 4, 2013, between Morgan Stanley and Cubist, in reference to the 1.875% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(18)	Base issuer warrant transaction confirmation, dated September 4, 2013, between Barclays and Cubist, in reference to the 1.875% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(19)	Base issuer warrant transaction confirmation, dated September 4, 2013, between RBC and Cubist, in reference to the 1.875% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed on September 5, 2013)

(d)(20)	Additional convertible bond hedge transaction confirmation, dated September 5, 2013, between Morgan Stanley and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 10, 2013)

(d)(21)	Additional convertible bond hedge transaction confirmation, dated September 5, 2013, between Barclays and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 10, 2013)

(d)(22)	Additional convertible bond hedge transaction confirmation, dated September 5, 2013, between RBC and Cubist, in reference to the 1.125% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on September 10, 2013)

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.